J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 Park Avenue

New York, New York 10017

November 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”) on behalf of
JPMorgan Global Equity ETF (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Exchange-Traded Fund Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its initial registration statement on Form N-1A filed on behalf of JPMorgan Global Equity ETF, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2013.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 12th day of November, 2013.

Sincerely,

/s/ George C.W. Gatch
George C.W. Gatch
President and Principal Executive Officer